Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 25,000,000.00	0.0001381	$ 3,452.50
Fees Previously Paid
	Total Transaction Valuation:	$ 25,000,000.00
	Total Fees Due for Filing:			$ 3,452.50
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 3,452.50
Offering Note
[1]	(a). Transaction valuation calculated solely for purposes of determining the amount of the filing fee. This amount is based on the maximum aggregate purchase price to be paid for shares of common stock. (b). The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying $25,000,000.00 by 0.00013810.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources